                                                                    EXHIBIT 20.1


                                 PRESS RELEASE


                    PENNFED FINANCIAL SERVICES, INC. SELLS
                    --------------------------------------
                          TRUST PREFERRED SECURITIES
                          --------------------------


     WEST ORANGE, New Jersey, October 17, 1997 -- PennFed Financial Services, Inc. (NASDQ:PFSB) announced today that the Company's trust subsidiary, PennFed Capital Trust I, sold $30 million of cumulative trust preferred securities to the public. In addition, the underwriter, Ryan, Beck & Co., has an over-allotment option to sell an additional $4.5 million of the preferred securities.

     The Trust will use the proceeds from the sale of the preferred securities to purchase junior subordinated deferrable interest debentures to be issued by the Company. The subordinated debentures mature in the year 2027 and are redeemable at anytime after five years.

     The Company will use the proceeds from the subordinated debentures for general corporate purposes, including capital contributions to its wholly-owned subsidiary, Penn Federal Savings Bank, to support future growth.

     The Bank, headquartered in Newark, New Jersey, maintains branch offices in Brick, Caldwell, East Newark, Fairfield, Farmingdale, Harrison, Marlboro, Montclair (2), Newark (3), Old Bridge, Sayreville, Upper Montclair, Verona, and West Orange. A new branch in Bayville (Ocean County) will open later this month. The Bank's deposits are insured by the Federal Deposit Insurance Corporation.